FILED BY TEXAS INSTRUMENTS INCORPORATED

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SILICON LABORATORIES INC.

COMMISSION FILE NO. 000-29823

Silicon Labs Acquisition Conference Call

Texas Instruments Incorporated

Prepared Remarks

Wednesday, February 4, 2026

7 a.m. Central time

Mike Beckman, vice president and head of Investor Relations

Enhancing global leadership in embedded wireless connectivity solutions (Slide 1)

Good morning, everyone. Thank you for joining us today to discuss TI’s acquisition of Silicon Labs. I’m Mike Beckman, head of Investor Relations for Texas Instruments, and I’m joined by TI’s Chairman, President and Chief Executive Officer Haviv Ilan, Silicon Labs’ President and Chief Executive Officer Matt Johnson and TI’s Chief Financial Officer Rafael Lizardi.

For any of you who have not yet read the press release, you can find it on our website at ti.com/ir.

This call is being broadcast live over the web and can be accessed through our website. In addition, today’s call is being recorded and will be available via replay on our website, along with the complete presentation and transcript, for your convenience.

This call will include forward-looking statements, including expectations or predictions of financial and business performance, industry outlook and timing of completion of the transaction, each of which are based on current expectations and assumptions and that involve risks and uncertainties that could cause TI’s results to differ materially from management’s current expectations. These constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act. We encourage you to review the notice regarding forward-looking statements contained in the transaction press release published today as well as TI’s most recent SEC filings for a more complete description.

With that, I’ll now turn the call over to Haviv.

Haviv Ilan, chairman, president and chief executive officer

Thank you, Mike. It is great to be with you all this morning.

Earlier today we announced an agreement for Texas Instruments to acquire Silicon Labs, a leader in embedded wireless connectivity solutions with a broad portfolio, deep engineering expertise and long-standing customer relationships. This transaction represents an important milestone for our company and accelerates the embedded processing strategy we’ve been executing over the last several years.

As many of you know, Silicon Labs has a strong portfolio in mixed signal solutions and low power wireless connectivity and has demonstrated double-digit growth in the last decade. By combining Silicon Labs’ wireless connectivity IP and engineering expertise with TI’s internally-owned technology and manufacturing and reach of market channels, TI will enhance its global leadership in embedded wireless connectivity solutions.

Strategically and financially compelling transaction (Slide 2)

I’ll now take a moment to share why this transaction with Silicon Labs is strategically and financially compelling, and why now is the right time.

To begin, this transaction enhances our global leadership in embedded wireless connectivity solutions and expands TI’s portfolio with 1,200 additional products that support a variety of wireless connectivity standards. Wireless connectivity is a fast-growing space with more devices getting connected every day. Silicon Labs has a large and diverse customer base and has delivered about 15% revenue CAGR since 2014.

This transaction also utilizes TI’s industry-leading, dependable, low-cost manufacturing capacity to provide customers with greater assurance of supply.

We’ve also found a strong cultural fit. Our teams share the same high-performing culture, and I respect Silicon Labs’ technical expertise, winning spirit and strong results. Together, our teams will deliver cutting-edge products and technologies to meet our customers’ needs.

Finally, from a financial perspective, we expect the transaction to generate compelling annual manufacturing and operational synergies of more than $450 million within three years after close. We expect the transaction to be accretive to earnings per share, excluding transaction-related costs, in the first full year post-close.

Enhancing global leadership in embedded wireless connectivity solutions (Slide 3)

TI has a great business model, built around four sustainable competitive advantages. As a reminder, TI’s competitive advantages are a strong foundation of manufacturing and technology, a broad portfolio of analog and embedded processing products, the reach of our market channels, and diversity and longevity of our products, markets and customer positions. The acquisition of Silicon Labs will further strengthen all of TI’s competitive advantages and drive free cash flow per share growth over the long term.

In addition, Silicon Labs’ comprehensive platform, including hardware, software, tools and services, has earned them a strong reputation in the industry and a loyal customer base. Silicon Labs’ strong engineering culture is expected to further advance TI’s technology leadership.

By combining Silicon Labs’ comprehensive portfolio with TI’s scale and competitive advantages, we will be better positioned to serve more customers and accelerate growth.

I would now like to turn the call over to Matt, who will share more about why this is an exciting opportunity.

Matt Johnson, president and chief executive officer, Silicon Labs

Utilizing Silicon Labs’ leading innovation, technology and IP to better serve customers (Slide 4)

Thanks, Haviv.

It’s great to be here today and have the opportunity to address you all. I share Haviv’s enthusiasm for this transaction and truly believe TI is the ideal partner to accelerate Silicon Labs’ growth. It is an honor to be combining Silicon Labs with a partner with such a storied place in our industry, and I would like to thank the entire Silicon Labs team for the sustained execution and dedication that made today’s announcement possible.

Turning to our company for a moment, you’ve heard Haviv say that Silicon Labs has an intense commitment to engineering and innovation, and you can see that in the composition of our team. Approximately 70% of our employees are engineers, allocated across software and hardware disciplines.

From my conversations with TI, it’s clear that they deeply value the expertise that Silicon Labs brings to the table and that they are highly focused on identifying opportunities to scale our operations and optimize our manufacturing processes to better serve new and existing customers.

~85% of Silicon Labs’ revenue in industrial end market (Slide 5)

Our focus on engineering innovative products has earned us a strong reputation in the industry, and we have built a loyal customer base, especially across industrial applications. Not only are we proud of the growth we have achieved over more than a decade, we’ve also worked hard to build a high-quality revenue base across thousands of customers.

We have established diverse and long-lived positions across the industrial market in a broad set of end equipments.

There are significant growth opportunities available, and these will be further enhanced with TI’s dependable and low-cost manufacturing capabilities and extensive reach of channels.

Thank you for your time today, and with that said, I would like to turn the call back over to Haviv.

Haviv Ilan, chairman, president and chief executive officer

Scaled opportunity growing at double digits (Slide 6)

Thanks, Matt.

As I said before, Silicon Labs has delivered about 15% revenue CAGR over the past decade. We see additional opportunity for growth as part of TI, supported by increased customer access, manufacturing capacity and cross-sell opportunities.

Silicon Labs’ extensive wireless connectivity portfolio is an important part of the increasingly connected world, where we see secular content growth in areas like industrial automation, medical and energy infrastructure, just to name a few. With our direct customer relationships, sales force, website and e-commerce capabilities, we believe we can further accelerate growth.

Manufacturing leadership (Slide 7)

Manufacturing is a key differentiator for TI and is a core value driver for this transaction. Our manufacturing footprint includes low-cost, 300mm wafer fabs as well as internal assembly and test capabilities. This footprint will allow us to transfer Silicon Labs’ manufacturing from external foundries and outside assembly and test into TI facilities, providing their customers with dependable and affordable supply at scale.

Specifically, TI’s defined process technologies are optimized for Silicon Labs’ wireless connectivity portfolio, including our latest 28nm process node.

Achieving meaningful manufacturing and operational synergies (Slide 8)

We expect the transaction to deliver meaningful synergies with efficiencies across TI’s wafer fabs with optimized process technologies, low-cost assembly and test and our direct market channels. The transaction is expected to drive more than $450 million of annual manufacturing and operational synergies within three years post-close. We expect this transaction to be accretive to TI’s earnings per share, excluding transaction-related costs in the first full year post-close.

I’ll now turn it over to Rafael to recap the details of the transaction.

Rafael Lizardi, senior vice president and chief financial officer

Transaction overview (Slide 9)

Thanks, Haviv. Let me now provide a brief summary of the transaction details.

Silicon Labs shareholders will receive $231 per share in cash. We plan to fund the transaction with cash on hand and by raising additional debt. And importantly, we remain committed to our capital return strategy to return 100% of free cash flow to shareholders over time via dividends and share repurchases.

We expect to close in the first half of 2027. The transaction is subject to regulatory approvals, Silicon Labs shareholder approval and other customary closing conditions.

With that, I’ll turn it back over to Haviv.

Haviv Ilan, chairman, president and chief executive officer

Enhancing global leadership in embedded wireless connectivity solutions (Slide 10)

Thanks, Rafael.

In closing, this acquisition enhances our global leadership in embedded wireless connectivity solutions. It leverages each company’s strengths to better serve our combined customers and deliver sustained long-term value for TI shareholders.

With that let me turn it back over to Mike.

Mike Beckman, vice president and head of Investor Relations

Enhancing global leadership in embedded wireless connectivity solutions (Slide 11)

Thanks, Haviv.

Operator, you can now open the lines for questions. In order to provide as many of you as possible an opportunity to ask your questions, please limit yourself to a single question. After our response, we will provide you an opportunity for an additional follow-up. Operator …

[Q&A]

Additional information and where to find it

In connection with the proposed transaction, Silicon Labs plans to file a proxy statement with the Securities and Exchange Commission (“SEC”) with respect to a special meeting of stockholders for purposes of obtaining stockholder approval of the proposed transaction. STOCKHOLDERS OF SILICON LABS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT SILICON LABS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when available) and other documents filed by Silicon Labs at the SEC’s website at www.sec.gov. Copies of the proxy statement (when available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Silicon Labs’ Investor Relations at investor.relations@silabs.com or (512) 416-8500.

Participants in Solicitation

Texas Instruments, Silicon Labs and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Texas Instruments’ directors and executive officers is available in (a) Texas Instruments’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including under the headings “ITEM 10. Directors, executive officers and corporate governance,” “ITEM 11. Executive compensation,” “ITEM 12. Security ownership of certain beneficial owners and management and related stockholder matters” and “ITEM 13. Certain relationships and related transactions, and director independence,” which was filed with the SEC on February 14, 2025, and can be found at www.sec.gov; (b) Texas Instruments’ definitive proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 5, 2025, under the headings “Election of directors,” “Executive compensation,” and “Security ownership of directors and management,” and can be found at www.sec.gov; and (c) subsequently filed Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. To the extent holdings of Texas Instruments’ securities by its directors or executive officers have changed since the amounts set forth in Texas Instruments’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Copies of the documents filed with the SEC by Texas Instruments will be available free of charge through the website maintained by the SEC at www.sec.gov and Texas Instruments’ website at https://investor.ti.com/. Information regarding Silicon Labs’ directors and executive officers is available in (a) Silicon Labs’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships, Related Transactions, and

Director Independence,” which was filed with the SEC on February 4, 2025, and can be found at www.sec.gov; (b) Silicon Labs’ definitive proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 12, 2025, under the headings “Proposal One: Election of Directors,” “Ownership of Securities,” “Executive Officers,” and “Compensation Discussion and Analysis,” and can be found at www.sec.gov; and (c) subsequently filed Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. To the extent holdings of Silicon Labs’ securities by its directors or executive officers have changed since the amounts set forth in Silicon Labs’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC (which can be found at www.sec.gov). Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in Silicon Labs’ definitive proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement carefully when it becomes available before making any voting or investment decisions. Copies of these documents may be obtained, free of charge, from the sources indicated above.

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, including free cash flow and free cash flow per share, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. These non-GAAP financial measures are presented to provide investors with additional information and should not be considered in isolation or as a substitute for financial measures calculated in accordance with GAAP.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. Such statements include statements concerning anticipated future events and expectations that are not historical facts. Any statements about Texas Instruments’ (“Texas Instruments”) or Silicon Labs’ (“Silicon Labs”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Such forward-looking statements include but are not limited to statements about the benefits of the proposed transaction, including future financial and operating results, Texas Instruments’ or Silicon Labs’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction and other statements that are not historical facts. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain Silicon Labs stockholder approval of the merger agreement, (c) the parties may fail to secure the termination or expiration of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or obtain other required governmental and regulatory approvals, and (d) other conditions to the consummation of the proposed transaction under the merger agreement may not be satisfied; (2) the effects that any termination of the merger agreement may have on Texas Instruments or Silicon Labs or their respective businesses, including the risks that Texas Instruments’ or Silicon Labs’ stock price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Texas Instruments or Silicon Labs and their respective businesses, including the risks that as a result (a) Texas Instruments’ or Silicon Labs’ business, operating results or stock price may suffer, (b) Texas Instruments’ or Silicon Labs’ current plans and operations may be disrupted, (c) Texas Instruments’ or Silicon Labs’ ability to retain or recruit key employees may be adversely affected, (d) Texas Instruments’ or Silicon Labs’ business relationships (including, customers and suppliers) may be adversely affected, or (e) Texas Instruments’ or Silicon Labs’ management’s or employees’ attention may be diverted from other important matters; (4) the effect of limitations that the merger agreement places on Silicon Labs’ ability to operate its business, return capital to stockholders or engage in alternative transactions; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against Silicon Labs and others; (6) the risk that the proposed transaction and related transactions may involve unexpected costs, liabilities or delays; (7) other economic, business, competitive, legal, regulatory, and/or tax factors, including the impact of the current global memory chip shortage; and (8) other factors described in the reports of (a) Texas Instruments filed with the SEC, including but not limited to the risks described in Texas Instruments’ Annual Report on Form 10-K for its fiscal year ended December 31, 2024, which was filed with the SEC on February 14, 2025, and Texas Instruments’ Quarterly Reports on Form 10-Q, and that are otherwise described or updated from time to time in other filings with the SEC and (b) Silicon Labs filed with the SEC, including but not limited to the risks described in Silicon Labs’ Annual Report on Form

10-K for its fiscal year ended December 28, 2024, which was filed with the SEC on February 4, 2025, and Silicon Labs’ Quarterly Reports on Form 10-Q, and that are otherwise described or updated from time to time in other filings with the SEC. All forward-looking statements attributable to Texas Instruments or Silicon Labs, or persons acting on Texas Instruments’ or Silicon Labs’ behalf, are expressly qualified in their entirety by this cautionary statement. Further, each of Texas Instruments and Silicon Labs disclaims any obligation to update the information in this communication or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.